Exhibit 99.3

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772	Toll-free (877) 529-8475
	Fax: (604) 331-8773	E-mail: info@oromin.com

March 24, 2010	Trading Symbol: TSX – OLE
OTC/BB - OLEPF
Web Site: www.oromin.com

OROMIN ON SCHEDULE FOR MID-2010 FEASIBILITY STUDY
AND DEVELOPMENT OF THE OJVG SABODALA GOLD PROJECT

VANCOUVER, BC — Oromin Explorations Ltd. (“Oromin”), on behalf of the Oromin Joint Venture Group (“OJVG”), is pleased to report that the Full Feasibility Study for the OJVG Gold Project in the Sabodala Gold District of Senegal, West Africa, is on track for completion in late June and public release in early July, 2010.

The Government of Senegal has granted OJVG a 15-year renewable Mining License to proceed with the project in accordance with the recommendations of the Full Feasibility Study being prepared by SRK Consulting (Canada) Inc. and Ausenco Canada Ltd.

The Feasibility Study will propose fast-track development of a stand-alone open-pit/underground mine complex with initial production from five deposits feeding a central 4,400-tonne-per-day (TPD) carbon-in-leach mill. Recent test work indicates that the mill’s throughput capacity can be increased to more than 7,000 TPD in the early years of the proposed mine life when processing soft oxide and saprolite ores.

Oromin is also pleased to report the completion of key Feasibility Study milestones.

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Final resource models have been updated for the Masato, Kerekounda, Golouma West, Golouma South and Kourouloulou Deposits. The models for these five deposits will be used to define a reserve estimate that will form the basis of the production plan recommended in the Feasibility Study. Drilling will continue to define the Niakafiri SE and Maki Medina Deposits and the Koulouqwinde and Kobokoto discoveries as part of a global resource estimate scheduled to be completed concurrently with the Feasibility Study. Drilling will also further test the Kotouniokolla and Golouma NW targets.

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A major phase of metallurgical test work was completed on composite samples of the main ore types from the Golouma West, Golouma South, Masato, Kerekounda and Kourouloulou Deposits, yielding favourable leach extraction rates from these five deposits in the range of 88.3% to 96.7%. Crushing and grinding followed by carbon-in-leach (CIL) treatment were confirmed as the most efficient and cost-effective process flowsheet. Lab testing indicates that extraction rates from deposits with multiple ore types will range as follows:

Deposit	Gold Extraction Rates
Golouma West	88.3 – 96.0%
Golouma South	88.4 – 94.5%
Kerekounda	94.7 – 96.7%
Masato Fresh Rock	90.3 – 90.7%
Masato Oxide Saprolite	94.5 – 95.9%
Kourouloulou Fresh Rock	95.0%

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Comminution (grinding) test work indicates that during the early years of the proposed mine life, mill throughput capacity can be increased to in excess of 7,000 tonnes per day when processing soft oxide and saprolite ores which will be provided from several of the OJVG deposits. Increased throughput can have a positive impact on the overall project economics and project payback as a result of increased gold output and cash flow during the early mine life. These benefits are achieved without incurring significant plant related capital expenditure and have the net effect of reducing unit operating costs.

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A laboratory column heap-leach test yielded a gold extraction of 82% for Masato’s oxide mineralization, suggesting potential for heap-leach processing. This opportunity will be further evaluated; however CIL processing presently indicates better economics with reduced operating risk for the Masato oxide. Also, heap leach treatment may prove to be an opportunity in the future as it may provide a cost effective means of treating lower grade stockpile ore that is not included the Feasibility Study mine plan.

•	Recent test-work indicates that a gravity circuit will not enhance total overall gold recovery as originally envisioned; hence it was removed from the process flowsheet.
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Geotechnical field investigations are complete, including required drilling for open-pit and underground mine design and the design of the water reservoir dam and tailings dam, plant site foundations and underground portal sites.

•	Operating costs were estimated for the purpose of reserve determination, mine design and economic analysis. Capital cost calculations are in progress.
•	Technical work completed in Q1 2010 will provide the necessary parameters to complete reserve and resource calculations, evaluate optimal mining methods and finalize the mine design in Q2 of 2010.
•	Field work for the Environmental Impact Study is nearing completion. SRK is compiling and translating information gathered from various environmental specialists completing specific baseline studies.

Exploration and drilling programs will continue, which will allow other deposits to be added to the overall reserve base and extend the mine life beyond the years of operation proposed in the Feasibility Study.

Chet Idziszek, Oromin’s President and CEO, states: “With the geotechnical drilling program complete and engineering work well in hand, we are excited to be able to refocus our drilling efforts back on exploration and resource expansion.

“The economic potential of the project as presented in the Feasibility Study will only represent a portion of this project’s overall value,” says Mr. Idziszek. “Much of the project’s upside remains to be defined in targets that have yet to be fully evaluated, such as Niakafiri SE, Maki Medina, Koulouqwinde, Kobokoto, Kotouniokolla and Golouma NW. With the addition of a RAB drill rig to the six core and reverse circulation drill rigs operating on site, we are now able to continue resource drilling of the foregoing targets and quickly test a large number of other geochemical and geophysical targets on the property.” Ken Kuchling, P.Eng., Vice President of Engineering for Oromin, a “qualified person” for the purposes of National Instrument 43-101, has verified the information disclosed in this news release.

To find out more about Oromin Explorations Ltd., visit www.oromin.com.

On behalf of the Board of Directors of
OROMIN EXPLORATIONS LTD.

“Chet Idziszek”
Chet Idziszek, President

Cautionary Statement
This document contains "forward-looking statements" within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company's documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with public markets, mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks. Readers are advised not to place undue reliance on forward-looking statements.